U.S. Securities and Exchange Commission
Washington, D.C. 20549



04050390

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter
FoR 11-22-04

Current Report on Form 8-K Series 2004-QR1
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0000949493
Registrant CIK Number

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED

NOV 2 4 2004 *E*

THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 19th day of November 2004.

Residential Accredit Loans Inc.
(Registrant)

By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2004, that the information set forth in this statement is true and complete.

By: _____

(Name)

_____

(Title)

SEC MAIL
RECEIVED
PROCESSING
NOV 2 3 2004
WASH. D.C.
202
SECTION

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RALIQR1   A1

Bond Description

Name:	RALIQR1 A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$212,904,629.93	Settlement Date:	11/30/2004
Coupon:	5.250000 %	Net Coupon:	6.168054 %	Issue Date:	10/01/2004
Formula:	N/A	Gross Coupon:	6.482257 %	First Pay Date:	11/25/2004
Orig. Balance:	$163,387,000.00	Srve Fee:	0.314203 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2004	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A	WAVG Loansize:	$0.00		
Cur. Balance:	$163,387,000.00				

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC	NULL	NULL	NULL	NULL
101.25000	5.06	4.94	4.65	4.34	4.01				
101.37500	5.04	4.91	4.60	4.27	3.92				
101.50000	5.02	4.88	4.55	4.19	3.82				
101.62500	5.00	4.85	4.50	4.12	3.72				
101.75000	4.99	4.82	4.45	4.04	3.62				
101.87500	4.97	4.79	4.40	3.97	3.52				
102.00000	4.95	4.76	4.34	3.90	3.42				
102.12500	4.93	4.74	4.29	3.82	3.32				
102.25000	4.91	4.71	4.24	3.75	3.23				
WAL	8.96	5.30	2.71	1.79	1.31				
Mod. Dur	6.50	4.31	2.43	1.66	1.24				
Spread	99.7	132.1	145.9	128.8	102.5				
First Date	12/25/04	12/25/04	12/25/04	12/25/04	12/25/04				
Last Date	07/25/26	03/25/19	01/25/12	06/25/09	02/25/08				

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

COB: 11/16/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	2.041	2.263	2.523	2.799	3.044	3.471	4.227	4.934
OnTR/Srp Spd	2.122	2.315	2.481	2.812/38	3.049/40	3.460/41	4.127/42	4.838/36
OnTR Price	99-15	98-27+	103-04+	99-13	99-27+	100-06	101-00	107-29+

1 Mo L	3Mo L	11Cof	Prime	15Mtg	30Mtg	FN5.5Dec	FN5.0Dec
2.130	2.330	1.931	5.000	5.127	5.729	101-17+	99-10+

CAP VOLS (years)

1	2	3	5	10	30
21.480	26.350	27.770	26.810	22.450	18.030

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing
Setting	0	0	0	0	0	0

SWAPTION VOLS (year)

3 X 5	1 X 10	5 X 10	10 X 10
21.840	20.430	16.400	12.090

LockIn Severity	LockIn Rate	MRate Shift	Refi Ramp	Surge	Default Size	Model Version	Collateral Override	Term Override
0	0	0	0	0	0	50	DEFAULT	DEFAULT

Price-2- Call
No

RALIQR1   A1

Bond Description

Name:	RALIQR1 A1		PAC Bands:	WL n/a
Cusip:		Coll. Type:	Settlement Date:	11/30/2004
Coupon:	5.250000 %	Orig. Balance: $212,904,629.93 Net Coupon: 6.168054 %	Issue Date:	10/01/2004
Formula:	N/A	Gross Coupon: 6.482257 %	First Pay Date:	11/25/2004
Orig. Balance:	$163,387,000.00	Srve Fee: 0.314203 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term: 360 mos	Days Delay:	24
Factor date:	10/01/2004	Current WAM: 358 mos		
Current Cap:	N/A	Current Age: 2 mos		
Current Floor:	N/A	WAVG Loansize: $0.00		
Cur. Balance:	$163,387,000.00			

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC	NULL	NULL	NULL	NULL
101.25000	5.06	4.94	4.65	4.34	4.01				
101.37500	5.04	4.91	4.60	4.27	3.92				
101.50000	5.02	4.88	4.55	4.19	3.82				
101.62500	5.00	4.85	4.50	4.12	3.72				
101.75000	4.99	4.82	4.45	4.04	3.62				
101.87500	4.97	4.79	4.40	3.97	3.52				
102.00000	4.95	4.76	4.34	3.90	3.42				
102.12500	4.93	4.74	4.29	3.82	3.32				
102.25000	4.91	4.71	4.24	3.75	3.23				
WAL	8.96	5.30	2.71	1.79	1.31				
Mod. Dur	6.50	4.31	2.43	1.66	1.24				
Spread	99.7	132.1	145.9	128.8	102.5				
First Date	12/25/04	12/25/04	12/25/04	12/25/04	12/25/04				
Last Date	07/25/26	03/25/19	01/25/12	06/25/09	02/25/08				

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

COB 11/16/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	2.041	2.263	2.523	2.799	3.044	3.471	4.227	4.914
OnTRSwpSpd	2.122	2.315	2.481	2.812/38	3.049/40	3.460/41	4.127/42	4.838/36
OnTR Price	99.15	98-27+	103-04+	99-13	99-27+	100-06	101-00	107-29+

1 Mo L	3Mo L	IICof	Prime		15Mtg	30Mtg	FN5.5Dec	FN5.0Dec
2.130	2.330	1.931	5.000		5.127	5.729	101-17+	99-10+

CAP VOLS (years)

1	2	3	5	10	30
21.480	26.350	27.770	26.810	22.450	18.030

SWAPTION VOLS (years)

3X5	1X10	5X10	10X10
21.840	20.430	16.400	12.090

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Val	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Default Size	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0		50	DEFAULT	DEFAULT	DEFAULT

Price 2-Call
No